Exhibit 99.2

AGM Notice

THE9 LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NCTY)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 4, 2017

NOTICE IS HEREBY GIVEN that an Annual General Meeting of The9 Limited (the “Company”) will be held at BNY Office, Room No. 4, 25/F Three Pacific Place, 1 Queen’s Road East, Hong Kong on December 4, 2017 at 2:00 p.m. (Hong Kong time). No proposal will be submitted to shareholders for approval at the AGM. The AGM will be held as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with the management of the Company.

The Board of Directors of the Company has fixed the close of business on November 3, 2017 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, to attend and to vote at the Annual General Meeting or any adjournment(s) or postponement(s) thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and holders of the Company’s American Depositary Shares have been advised that the notice of Annual General Meeting, the Company’s 2016 Annual Report, free of charge, are available for viewing and downloading on the internet at http://www.corp.the9.com/. If you do not have access to the internet and would like to obtain a hardcopy of the notice of Annual General Meeting and/or the 2016 Annual Report, please write to:

The9 Limited

Building No. 3,

No. 690, Bibo Road,

Zhangjiang Hi-tech Park, Pudong New Area,

Shanghai 201203, PRC

Attention: Investor Relations

You may also request for a hardcopy of the notice of Annual General Meeting and/or the 2016 Annual Report by email to: ir@corp.the9.com.

By Order of the Board of Directors,
The9 Limited
/s/ Jun Zhu
Jun Zhu
Shanghai, November 2, 2016	Chairman and Chief Executive Officer

Executive Office:	Registered Office:
Building No. 3,	CARD Corporate Services Ltd.
No. 690, Bibo Road	Zephyr House, Mary Street
Zhangjiang Hi-tech Park	P.O. Box 709
Pudong New Area, Shanghai 201203	George Town, Grand Cayman
Cayman Islands